UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2) 1

New Ireland Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

645673104
(CUSIP Number)

Daniel Lippincott, Senior Tax-Sensitive Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 645673104

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 935,537
	8	SHARED VOTING POWER -
	9	SOLE DISPOSITIVE POWER 935,537
	10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 935,537
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.53%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 645673104

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,289
	8	SHARED VOTING POWER 7,300
	9	SOLE DISPOSITIVE POWER 33,289
	10	SHARED DISPOSITIVE POWER 7,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 645673104

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2 ”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

a) This statement is filed by:
  (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

  (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by The Karpus Family Foundation, Inc., George W. Karpus IRA Rollover, Karpus Investment Management Profit Sharing Plan Fund C- Growth Common Stock Fund, and Karpus Investment Management Defined Benefit Plan (collectively, the "Karpus Entities").

  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

  Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

CUSIP NO. 645673104

Item 3.	Source and Amount of Funds or Other Consideration..

Karpus, an independent registered investment advisor, has accumulated 935,537 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 17.53% of the outstanding Shares. All funds that have been utilized in making such purchases are from such Accounts.

The aggregate purchase price of the 935,537 Shares beneficially owned by Karpus Investment Management is approximately $11,951,177 , excluding brokerage commissions.

The aggregate purchase price of the 40,589 Shares held by Mr. Karpus and the Karpus Entities is approximately $490,515 , excluding brokerage commissions.

CUSIP NO. 645673104

Item 4.	Purpose of Transaction..

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of this security fits the investment guidelines for various Accounts. Shares have been acquired since July 14, 2011 ..

CUSIP NO. 645673104

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 5,337,618 Shares outstanding, which is the total number of Shares outstanding as of April 07, 2017 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on October 31, 2016 ..

A ..	Karpus Investment Management

(a)	As of the close of business on April 07, 2017 , Karpus Investment Management beneficially owned 935,537 Shares held in the Accounts.

Percentage: 17.53%

(b)	1. Sole power to vote or direct vote: 935,537
2. Shared power to vote or direct vote: -
3. Sole power to dispose or direct the disposition: 935,537
4. Shared power to dispose or direct the disposition: -

(c)	The transactions in the Shares by Karpus Investment Management since the previous filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

B ..	George W. Karpus

(a)
As of the close of business on April 07, 2017 , George W. Karpus beneficially owned 33,289 Shares. In addition, George W. Karpus may be deemed to beneficially own the 7,300 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 33,289
2. Shared power to vote or direct vote: 7,300
3. Sole power to dispose or direct the disposition: 33,289
4. Shared power to dispose or direct the disposition: 7,300

(c)	George W. Karpus has not entered into any transactions in the Shares since the previous filing of the Schedule 13D.
The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 645673104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer..
Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and Kaprus and between any of them and any other person with respect to the above referenced securities.

CUSIP NO. 645673104

Item 7.	Material to be Filed as Exhibits..

None.

CUSIP NO. 645673104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 07, 2017

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Senior Tax-Sensitive Manager

KARPUS INVESTMENT MANAGEMENT DEFINED BENEFIT PLAN

By:	/s/ Kathleen F. Crane
	Name:	Kathleen F. Crane
	Title:	Chief Financial Officer & Chief Compliance Officer of Karpus Investment Management

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 645673104

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	50 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	388 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 645673104

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(817)	$12.35	1/30/2017
Sale of Common Stock	(371)	$12.49	1/31/2017
Sale of Common Stock	(183)	$12.40	2/10/2017
Purchase of Common Stock	180	$12.50	2/22/2017
Purchase of Common Stock	1,600	$12.66	3/10/2017
Sale of Common Stock	(105)	$12.68	3/13/2017
Sale of Common Stock	(5,395)	$12.92	3/17/2017
Purchase of Common Stock	1,040	$13.00	3/21/2017
Sale of Common Stock	(168)	$12.74	3/22/2017
Purchase of Common Stock	40,564	$12.88	3/28/2017
Purchase of Common Stock	40,000	$12.80	3/29/2017